ABX 12/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09042998

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SEC Mail Processing Section
NOV 23 2009
Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 B Street Suite 2204
(No. and Street)

San Diego (City) CA (State) 92101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard S. Levenson 619-234-3235
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DENNIS & DENNIS LLP, CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

16959 BERNARDO CENTER DRIVE, SUITE 208, SAN DIEGO, CA. 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/16

OATH OR AFFIRMATION

I, Richard S. Levenson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Financial Corporation, as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

President

Title

Notary Public

L. RINCON
Commission # 1744144
Notary Public — California
San Diego County
MyComm. Expires May 20, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF CALIFORNIA
COUNTY OF SAN DIEGO

SUBSCRIBED AND SWORN TO (OR AFFIRMED) BEFORE ME ON THIS 18 DAY OF NOVEMBER, 2009 BY Richard S. Levenson PROVED TO ME ON THE BASIS OF SATISFACTORY EVIDENCE TO BE THE PERSON WHO APPEARED BEFORE ME.

Western Financial Corporation

Audit Report in Conformity with
Rule 17a-5 of the Securities and Exchange Commission

For the Year Ended September 30, 2009

Available for Public Inspection

Western Financial Corporation

September 30, 2009

CONTENTS

Suzan C. Dennis, CPA
Robert E. Dennis, CPA

Dennis & Dennis, LLP
Certified Public Accountants
A SEC registered PCAOB CPA Firm

16959 Bernardo Center Drive, Ste 208
San Diego, CA 92128
Phone: (858) 487-7232
Fax: (858) 487-4027

Mailing address:
PO Box 720609
San Diego, CA 92172-0609

Independent Auditors' Report

The Board of Directors
Western Financial Corporation
San Diego, CA

We have audited the accompanying statement of financial condition of Western Financial Corporation as of September 30, 2009 and the related statements of income, changes in stockholder's equity, changes in liability subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Financial Corporation as of September 30, 2009 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, V, and VI are presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Dennis & Dennis LLP

Dennis & Dennis LLP
Certified Public Accountants

San Diego, California
November 5, 2009

Western Financial Corporation

Statement of Financial Condition

As of September 30, 2009

Assets	
Current Assets	
Cash	$ 50,694
Commissions receivable	26,769
Deferred tax asset	4,622
Tax refund receivable	7,778
Total Current Assets	89,863
Total Assets	$ 89,863
Liabilities and Stockholders' Equity	
Current Liabilities	
Commissions payable & accrued expenses	$ 14,161
Deferred tax liability	3,000
Total Current Liabilities	17,161
Subordinated note payable to related party	34,000
Total Liabilities	51,161
Stockholder's Equity	
Common stock, no par value, 7,500 shares authorized, 3,500 issued and outstanding	15,000
Additional paid in capital	3,354
Retained earnings	20,348
Total Stockholder's Equity	38,702
Total Liabilities and Equity	$ 89,863

See accompanying notes to the financial statements and auditor's report

Western Financial Corporation

Notes to Financial Statements

September 30, 2009

1. Summary of Organization and Significant Accounting Policies

a. Nature of business

Western Financial Corporation (the "Company") is located in San Diego, California and is a registered broker/dealer with the Securities and Exchange Commission ("SEC). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), previously the National Association of Securities Dealers, Inc. (the "NASD").

The Company has an agreement with another broker/dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully disclosed basis and perform record keeping functions and consequently, operates under the exemptive provisions of SEC rule 15c3-3k(2)(ii).

b. Use of estimates

The process of preparing financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

c. Cash and cash equivalents

For the purpose of the statement of cash flows, cash represents cash on hand, and cash in bank depository accounts.

d. Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. For tax purposes, the Company uses the cash basis method of accounting.

e. Financial instruments

The company has determined that the estimated fair value of the financial assets and liabilities do not differ from their book value due to the short term nature of the accounts.

f. Commission revenue and expense recognition

Commission revenue and related commission expenses are recognized on a trade date basis as securities transactions occur.

1. Significant Accounting Policies (continued)

g. Allowance for doubtful accounts

The company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

h. Recently issued accounting standards

The company reviewed all significant newly issued accounting pronouncements and concluded that, other than those disclosed, no material impact is anticipated on the financial statements as a result of future adoption.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Aggregate indebtedness and net capital change from day to day, but as of September 30, 2009 the Company's net capital ratio is approximately .24 to 1. Net capital was $72,702 net of aggregate indebtedness of $17,161. The required net capital was $50,000 and excess net capital was $22,702. The Company does not carry customer accounts, nor does it hold customer securities or cash. Therefore, it is exempt from Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934.

3. Income taxes

The company is a C-Corporation and is subject to federal corporate income taxes. Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. The deferred tax provision on the statement of income is the amount required to adjust the deferred tax liability on the balance sheet to the amount of income tax expected to be incurred in future years due to the timing differences described in Note 1.

The company is subject to a minimum California Franchise tax of $800. As of September 30, 2009, the company had the following net operating losses available for carry forward:

	Federal	State
Unlimited Net Operating Loss	$11,895	$ 62,772

These net operating loss carry forwards will begin expiring in 2023. The realization of future benefits from the net operating loss carry forwards could be restricted with cumulative changes in the Company's ownership structure.

3. Income taxes (continued)

Significant components of the Company's deferred tax assets under FASB 109 at December 31, 2008 are as follows:

	Federal	State	Total
Deferred Tax Assets:			
Net Operating Loss Carryforwards			
Unlimited Post-Change Loss	$ 10,700	$ 4,700	
Less Valuation Reserve	_____	(3,000)	
Net Deferred Tax Assets - End	$ 10,700	$ 1,700	$12,400
Net Deferred Tax Assets - Beginning			(9,200)
Deferred Tax Liability			(3,000)
Tax Provision			$ 200

The valuation reserve is due state of California limitations on a tax benefit as a fair value asset. A Federal tax benefit net operating loss has been filed for a $7,778 refund due from 2008.

4. Related Party Transactions

The Company rents its office space from a company owned by one of its principal stockholders under a formal agreement to December 31, 2009, renewable annually. The rent for the year was $81,824. The Company also receives computer and research services from a company owned by the same principal stockholder, which are billed monthly, on a basis upon underlying costs and services and was $19,000 for the year.

5. Anti-Money Laundering Compliance Program

The Company has adopted an anti-money laundering compliance program as required by the USA Patriot Act of 2001. The program requires management to perform certain procedures, primarily in connection with the opening of new accounts and reviewing questionable activity in all accounts. The Company is in compliance with the program.

6. Liabilities Subordinated to Claims of General Creditors

At September 30, 2009, the Company had two notes payable to a company that is wholly owned by one of the stockholders. At September 30, 2009 the notes had an aggregate carrying value of $34,000 and reach maturity on December 31, 2010. The Company paid $3,060 of interest to the related company.

The subordinated borrowings are covered by agreements approved by FINRA and, as a result, are available in computing net capital under the SEC's Uniform Net Capital Rule. Accordingly, they may be repaid only if, after giving effect to such repayments, the Company continues to meet such net capital requirements and receives FINRA approval. Subordinated borrowings must have a minimum term of one year to be included in the computation of net capital.